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SEC FILE NUMBER
8-50426

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Kurt Salmon Capital Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3340 Peachtree Road NE Suite 2225
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Brown	678-894-1959	mobrown@bdsolutons.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Company
(Name – if individual, state last, first, and middle name)

505 N. Murlen Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

01/05/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL O. BROWN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of KURT SALMON CAPITAL ADVISORS, as of DECEMBER 31, 2025 2_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

[signature]

Title:
CFO & FINANCIAL & OPERATIONS PRINCIPAL

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KURT SALMON CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KURT SALMON CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS

DAVID LUNDGREN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Kurt Salmon Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kurt Salmon Capital Advisors, LLC as of December 31, 2025, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kurt Salmon Capital Advisors, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kurt Salmon Capital Advisors, LLC's management. Our responsibility is to express an opinion on Kurt Salmon Capital Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kurt Salmon Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1, Schedule II – Computation for Determination of Reserve Requirement Under SEC Rule 15c3-3 and Schedule III – Information Relating to Possession and Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Kurt Salmon Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of Kurt Salmon Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital Under SEC Rule 15c3-1, Schedule II – Computation for Determination of Reserve Requirement Under SEC Rule 15c3-3 and Schedule III – Information Relating to Possession and Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Kurt Salmon Capital Advisors, LLC's auditor since 2023.

Olathe, Kansas
March 30, 2026

KURT SALMON CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Cash	$	393,147
Accounts receivable		14,175
Receivables from partners		52,739
Prepaid expenses and other		22,567
Total assets	$	482,628

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accrued compensation	$	19,020
Accounts payable and other accrued expenses		35,998
Total liabilities		55,018
MEMBERS' EQUITY		427,610
Total Liabilities and Members' Equity	$	482,628

The accompanying notes are an integral part of these financial statements

KURT SALMON CAPITAL ADVISORS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES

Investment banking	$	994,129
Other		22,698
Interest		47
Total revenue		1,016,874

EXPENSES

Compensation and benefits	$	578,407
Technology and communications		45,566
Occupancy and equipment		52,826
General and administrative		25,301
Professional fees		34,794
Regulatory costs		8,037
Taxes		64,923
Travel		141,329
Other		2,941
Total expenses	$	954,124
NET INCOME	$	62,750

The accompanying notes are an integral part of these financial statements

4

KURT SALMON CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

Balance at December 31, 2024	$ 770,943
Distributions	(200,000)
Purchase of member equity	(206,083)
Net income	62,750
Balance at December 31, 2025	$ 427,610

The accompanying notes are an integral part of these financial statements

5

KURT SALMON CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	62,750
Adjustments to reconcile net income to net cash used by operating activities:		
Net change in operating assets and liabilities:		
Increase in partners receivable		(17,202)
Increase in accounts receivable		(14,175)
Decrease in lease assets		44,425
Decrease in prepaid expenses and other		9,935
Decrease in lease liabilities		(54,803)
Decrease in accrued compensation		(29,601)
Decrease in accounts payable and other accrued expenses		(6,541)
Net cash used by operating activities		(5,212)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member distributions		(54,150)
Purchase of member equity		(206,083)
Net cash used in financing activities		(260,233)
Net decrease in cash for year		(265,445)
Cash at beginning of year		658,592
Cash at end of year	$	393,147
Non cash distribution to partners		(145,850)

The accompanying notes are an integral part of these financial statements.

Note 1: Organization and Summary of Significant Accounting Policies

Organization and Business
Kurt Salmon Capital Advisors, LLC ("Company") is a Limited Liability Company that was formed in 1997 and was acquired by KSCA Partners, LLC ("Member") on October 1, 2012. The Company is a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company provides merger and acquisition, financial and capital advisory services to clients in various industries. As a limited liability company, the member's liability is limited to its investment.

Revenue Recognition
Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Revenue from advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction). For certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue are reflected as deferred revenue.

The Company recognizes success fee revenues from capital raising services and merger and acquisition advisory services upon completion of a success fee-based transaction. The Company recognizes certain retainer revenue from contracts with customers upon delivery of a list of possible participants to the transaction and delivery of specified marketing materials as these are the performance obligations identified by the Company. The amount of retainer revenue recognized without the consummation of a success fee-based transaction or formal termination of an engagement was $246,900 and has been included in investment banking revenue in the accompanying Statement of Operations.

The Company recognizes hourly fees encompassed by certain placement and advisory contracts over time as the related performance obligations are simultaneously provided to and consumed by the customer. The amount of hourly fees recognized over time during 2025 without the consummation of a success fee-based transaction or formal termination of an engagement was approximately $147,229 and has been included in investment banking revenue in the accompanying Statement of Operations.

Cash
The Company maintains cash and deposits with one high quality banking institution. Balances at times may exceed federally insured limits. As of December 31, 2025 the Company had deposits of $143,147 in excess of the federally insured limits. Cash and cash equivalents are considered cash with maturities of 90 days or less.

Income Taxes
The Company is a Limited Liability Company for federal income tax reporting purposes. Therefore, the financial statements do not include a provision for federal income taxes since the Company's operations all flow through to its member.

The Company is not subject to income tax return examinations by major taxing authorities for years before 2022. At December 31, 2025, management has determined that the Company has no uncertain tax positions that would require financial statement recognition in accordance with FASB ASC 740-10.

Accounts Receivable
Accounts receivable are noninterest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client and management. The Company regularly reviews its accounts receivable for any uncollectable amounts. The review for uncollectable amounts is based upon an analysis of the Company's collection experience, customer credit worthiness and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is considered necessary.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Single Reportable Segment
The Company is engaged in a single line of business as an investment banking broker-dealer, which is comprised of several classes of services, including providing merger and acquisition advisory services through hourly, retainer and success fees. The company has identified a Managing Partner as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 2:   Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2025.

Note 3:   Customer Concentrations

During 2025, the Company had four customers that accounted for approximately 80% of total revenues. At December 31, 2025, 100% of accounts receivable are due from one customer.

Note 4:   Retirement Plan

The Company sponsors a profit sharing and safe harbor 401(k) plan covering all eligible employees. The plan provides for both discretionary profit-sharing contributions as well as safe harbor matching contributions. The amount expensed under this plan in 2025 was approximately $17,099 which has been included in compensation and benefits within the accompanying Statement of Operations.

Note 5:   Leases

The Company leases office space and office equipment under non-cancelable operating leases with initial non-cancelable terms in excess of one year. The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes a lease liability and a right of use (ROU) asset on its balance sheet by recognizing the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments). The Company recognizes lease costs on a straight-line basis over the lease term.

The Company has elected for all underlying classes of assets to not recognize ROU assets and lease liabilities for short term leases that have a lease term of 12 months or less at lease commencement and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short term leases on a straight-line basis over the lease term.

The Company's office space lease with initial non-cancelable terms in excess of one year requires it to make variable payments for the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine a lease liability and are thus recognized as variable costs when incurred.

The total lease cost including variable costs associated with all leases for the year ended December 31, 2025 was $51,126. All office space and equipment leases expired during the year ended December 31, 2025 and were not renewed.

KURT SALMON CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

Note 6:   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1. At December 31, 2025, the Company had net capital of $338,129 which exceeded the required net capital of $5,000 by $333,129. The Company's ratio of aggregate indebtedness to net capital was 0.16 to 1 as of December 31, 2025.

Note 7:   Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. This review determined that no adjustments were needed to financial statements as of December 31, 2025, based on any subsequent event.

KURT SALMON CAPITAL ADVISORS, LLC

SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS
PURSUANT TO SEC RULE 17a-5:

KURT SALMON CAPITAL ADVISORS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

DECEMBER 31,2025

Total member's equity	$	427,610
Non-allowable assets:		
Accounts receivable		66,914
Prepaid expenses and other assets		22,567
Net capital	$	338,129
Minimum net capital required (the greater of $5,000 or 6 2/3% of Aggregate Indebtedness of $55,018)		5,000
Excess net capital	$	333,129
Aggregate Indebtedness	$	55,018
Ratio of aggregate indebtedness to net capital		0.16 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 Part II Filing, as amended, as of December 31, 2025

See Report of Independent Registered Public Accounting Firm

KURT SALMON CAPITAL ADVISORS, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENT UNDER SEC RULE 15C3-3
DECEMBER 31, 2025

During the year ended December 31, 2025 the Company did not claim an exemptive provision to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company believes the services they provided during this period would not subject the Company to the provisions of SEC Rule 15c3-3, because the Company without exception, did not hold customer funds or securities and its business activities were limited to (1) effecting securities transactions via subscriptions; and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

The Company is filing this exemption report and a related accountant's report in accordance with Footnote 74 of SEC Release 34-70073 and as discussed in Question 8 of the related FAQ issued by the SEC Staff.

In accordance with Footnote 74 provision, the Company is not required to maintain a reserve account for the exclusive benefit of customers.

SCHEDULE III

INFORMATION RELATING TO POSSESSION AND CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3
DECEMBER 31, 2025

During the year ended December 31, 2025 the Company did not claim an exemptive provision to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company believes the services they provided during this period would not subject the Company to the provisions of SEC Rule 15c3-3, because the Company without exception, did not hold customer funds or securities and its business activities were limited to (1) effecting securities transactions via subscriptions; and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

The Company is filing this exemption report and a related accountant's report in accordance with Footnote 74 of SEC Release 34-70073 and as discussed in Question 8 of the related FAQ issued by the SEC Staff.

In accordance with Footnote 74 provision, the Company is not required to make a determination of the possession and control requirements of the rule.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Kurt Salmon Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Kurt Salmon Capital Advisors, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to placement and advisory services to customers consisting of capital raising activities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Kurt Salmon Capital Advisors, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kurt Salmon Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Olathe, Kansas
March 30, 2026

KURT SALMON CAPITAL ADVISORS, LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2025

We, as members of management of the Company, are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2025 without exception.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2025 to December 31, 2025 without exception.

Michael o Brown

Michael O. Brown
CFO & Financial and Operations Principal